International Industrial Enterprises, Inc.

4116 Antique Sterling Ct.

Las Vegas, NV 89129

(702) 255-4170

November 6, 2007.

Julie Bell

Amanda McManus

United States

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

            RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Bell;

            International Industrial Enterprises, Inc. hereby requests that its registration statement on Form SB-2, File No. 333-145802 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on Nov. 12, 2007.

            The Company hereby acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ David W. Rodgers

David W. Rodgers

President